Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Three Months Ended March 31,				Year Ended December 31,
	2007		2006		2006		2005		2004		2003		2002
Earnings:
Net income	$17,522		$10,460		$66,101		$63,912		$56,742		$45,874		$50,184
Fixed charges	9,893		11,371		47,020		46,633		41,836		37,899		30,210
Adjusted earnings	$27,415		$21,831		$113,121		$110,545		$98,578		$83,773		$80,394

Fixed charges:
Interest expense	$9,893		$11,371		$47,020		$46,633		$41,836		$37,899		$30,210
Ratio of earnings to fixed charges	2.8	x	1.9	x	2.4	x	2.4	x	2.4	x	2.2	x	2.7	x